UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Otonomy, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

68906L105

(CUSIP Number)

NEEL PATEL

elk capital markets uk ltd.

Flat 6 Radford Court

814 Old Kent Road

London, United Kingdom SE15 1AJ

(937) 475-0380

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L105

1	NAME OF REPORTING PERSON

Elk Capital Markets UK LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,751,629
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,751,629
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,751,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 68906L105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common stock, par value $0.001 per share (the “Shares”), of Otonomy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4796 Executive Drive, San Diego, California 92121.

Item 2.	Identity and Background.

(a)       This statement is filed by Elk Capital Markets UK LTD., a private limited company (“Elk Capital” or the “Reporting Person”), with respect to the Shares directly and beneficially owned by it.

(b)       The address of the principal office of the Reporting Person is Flat 6 Radford Court, 814 Old Kent Road, London, United Kingdom SE15 1AJ.

(c)       The principal business of Elk Capital is investing in securities.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Elk Capital is organized under the laws of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Elk Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,751,629 Shares beneficially owned by Elk Capital is approximately $487,517, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person intends to engage in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to maximize stockholder value.

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CUSIP No. 68906L105

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it may deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 57,153,490 Shares outstanding, as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

(a)	As of the date hereof, Elk Capital beneficially owned directly 4,751,629 Shares.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 4,751,629
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,751,629
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Elk Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. 68906L105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022

ELK CAPITAL MARKETS UK LTD

By:	/s/ Neel Patel
	Name:	Neel Patel
	Title:	Director

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CUSIP No. 68906L105

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ELK CAPITAL MARKETS UK LTD

Purchase of Common Stock	5,000	0.0989	10/28/2022
Purchase of Common Stock	45,100	0.0998	11/01/2022
Sale of Common Stock	(100)	0.1000	11/01/2022
Purchase of Common Stock	221,011	0.0873	11/07/2022
Purchase of Common Stock	300,000	0.0881	11/08/2022
Purchase of Common Stock	580,255	0.0835	11/09/2022
Purchase of Common Stock	73,897	0.1032	11/10/2022
Purchase of Common Stock	1,000,000	0.0973	11/11/2022
Purchase of Common Stock	196,314	0.1227	12/07/2022
Purchase of Common Stock	2,311	0.1261	12/08/2022
Purchase of Common Stock	324,139	0.1289	12/12/2022
Purchase of Common Stock	303,702	0.1227	12/13/2022
Purchase of Common Stock	700,000	0.1190	12/15/2022
Purchase of Common Stock	1,000,000	0.0967	12/20/2022